SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment #1) *

NOVINT TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

670085109

(CUSIP Number)

Ryan Christoff

100 Merrick Road, Suite 400W

Rockville Center, NY 11570

(866) 298-4420 (Tel)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(1)   Names of reporting persons

Ryan Christoff

(2)   Check the appropriate box if a member of a group (see instructions)

(a) ☐

(b) ☐

(3)   SEC use only

(4)   Source of funds (see instructions)

OO

(5)   Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6)   Citizenship or place of organization

Pennsylvania

Number of shares beneficially owned by each reporting person with:

(7)   Sole Voting Power - 11,142,857

(8)   Shared Voting Power - 0

(9)   Sole Dispositive Power - 11,142,857

(10)   Shared Dispositive Power - 0

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person - 11,142,857

(12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)   Percent of Class Represented by Amount in Row (11)

5.50%

(14)   Type of Reporting Person (See Instructions)

IN

ITEM 1.   Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Novint Technologies, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is: 100 Merrick Road, Suite 400W, Rockville Center, NY 11570.

ITEM 2.   Identity and Background

(a) This Schedule 13D is being filed on behalf of Ryan Christoff.  The person named in this paragraph is sometimes referred to herein as the “Reporting Person.”

(b) The address for the Reporting Person is: 480 Johnson Road, Suite 303, Washington, PA 15301.

(c) The reporting person is the owner and President of The Physical Therapy Institute located at 480 Johnson Road, Suite 303, Washington, PA 15301.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Christoff is a U.S. citizen.

ITEM 3. Source of Amount of Funds or Other Compensation

As described in the Form 13D dated March 31, 2011, Ryan Christoff was issued 11,142,857 shares of common stock pursuant to the terms of a Stock Purchase and Merger Agreement (the “Merger”).

ITEM 4. Purpose of Transaction

On December 22, 2011, the Company filed a Form 15-12G to terminate its reporting obligations under the Exchange Act of 1934. On January 23, 2020, the Company filed a Form 10-12G in order to register its Common Stock, par value $0.0001 per share pursuant to Section 12(g) of the Securities Exchange Act of 1934 (“Exchange Act”). The Form 10-12G was declared effective by the Securities and Exchange Commission on February 12, 2020 and as a result, the Company is now subject to the reporting obligations pursuant to the Exchange Act.

In connection with the Merger described above, Mr. Christoff became a member of the Company’s Board of Directors. In his capacity as a Director of the Company, Mr. Christoff may actively pursue proposals which could relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present Board of Directors or the Company’s management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any similar action to those enumerated above.

ITEM 5. Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person may be found in rows 7, 9, 11 and 13 herein, which hereby is incorporated by reference. Applicable percentages are based upon 202,308,728 shares of common stock outstanding as of December 4, 2019 as reported in the Company’s Form 10-12G filed on January 23, 2020 and declared effective on February 12, 2020.

(b) The powers that the Reporting Person identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 herein relating to each of the Reporting Person, which hereby is incorporated by reference.

(c) All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d) None.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Items 3 and 4 are hereby incorporated by reference.  To the best of the knowledge of the Reporting Person, except as described in Items 3 and 4 above, there are no other contracts, arrangements, understandings or relationships.

ITEM 7. Material to be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 22, 2020	/s/ Ryan Christoff
Ryan Christoff

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